SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934(AMENDMENT NO. 23)

WESTMORELAND COAL COMPANY
(NAME OF ISSUER)

DEPOSITORY SHARES
(TITLE OF CLASS OF SECURITIES)

960878304
(CUSIP NUMBER)
ALLEN A. BLASE
1073 SW 119TH AVE, DAVIE, FL 33325
954-236-3334
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

July 26, 2009
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO 960878304

 (1) NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Allen A. Blase
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(2) CHECK THE APPROPRIATE BOX IF A (A) ☐
MEMBER OF A GROUP (SEE INSTRUCTIONS) (B) ☐
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(3) SEC USE ONLY
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(4) SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
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(5) CHECK BOX IF DISCLOSURE OF LEGAL ☐
PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)
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(6) CITIZENSHIP OR PLACE OF ORGANIZATION:  USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

(7) SOLE VOTING POWER
820
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 (8) SHARED VOTING POWER
-0-
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(9) SOLE DISPOSITIVE POWER
820
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(10) SHARED DISPOSITIVE POWER
-0-
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
820
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐
EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.001%
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(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
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ITEM 1. SECURITY AND ISSUER.

This Amendment to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D last amended December 10, 2008.  The equity securities to which this statement relates are the Depository Shares, each representing 1/4 of a share of series "A" Convertible Exchangeable Preferred Stock (the “Depository Shares”) of the issuer, Westmoreland Coal Company whose principal executive offices are located at 2 North Cascade Ave., 2nd Floor, Colorado Springs, CO.  80903.

ITEM 2. IDENTITY AND BACKGROUND.

A)  This Statement is filed by:  Allen A. Blase

B)  The residence address of the reporting person is: 1073 SW 119th Ave, Davie, FL 33325

C)  The principal business of each of the reporting person is personal investment advisor and investor.

D)  The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E)  The Reporting Persons has not, during the last five years, been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F)  Allen A. Blase is a US Citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. All securities of the Company owned by the reporting person was purchased with personal funds and/or on margin. The securities are held in margin accounts at Merrill Lynch and other broker dealers on such firm’s usual terms and conditions. Different amounts were borrowed from time to time depending on the ratio of equity to debt in the account.

ITEM 4. PURPOSE OF TRANSACTION.
The purpose of the transactions was the accumulation of Westmoreland Coal Co. Depository Shares with the expectation of high return and for investment purposes.  The reporting person has no plans or proposals relating to any of the other Items listed in a-j.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment to Schedule 13D.  The percentages used herein and in the rest of Item 5 are calculated based upon 640,516  Depository Shares of the Company issued and outstanding as of November 2, 2009, as disclosed in the Company’s September 30, 2009 Quarterly Report on Form 10-Q filed with the SEC on November 9, 2009:

A. The aggregate number of Depository Shares beneficially owned is: 820; percentage: 0.001%.

B. Sole power to vote or direct vote: 820
Shared power to vote or direct vote: -0-
Sole power to dispose or direct the disposition: 820
Shared power to dispose or direct the disposition: -0-

C. Reporting Person has not engaged in any transactions in the Depository Shares in the last 60 days

D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

E. The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities is July 16, 2009.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.
On or about December 23, 1997, Allen A. Blase entered into an Agreement with the  reporting persons previously  identified in the 13DA filed on December 10, 2008 and prior thereto, whereby he would manage their investment accounts, for, among other things, accumulating Westmoreland Coal Depository Shares.  That Agreement was dissolved in July 2009 , as did the resulting group.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.
None

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2010

Reporting Persons:

/s/ Allen A. Blase
____________________________________
Name: Allen A. Blase
Title: Shareholder